# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TMD Energy Ltd, CIK 0002009714
CUSIP: G88953107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara,, No. 2, Jalan Kiara, Mont Kiara, 50480, Kuala Lumpur, Malaysia (N8), 50480
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-005499
Filed by CIK 0002042084

## Reporting persons
- Yong Sing Goo: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 1,297,477; shared voting power 0; sole dispositive power 1,297,477; shared dispositive power 0; aggregate amount beneficially owned 1,297,477 (5.506% of the class)
  Comment: *The calculation of this percentage is based on 23,565,000 ordinary shares issued and outstanding based on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on September 29, 2025.

## Item 1. Issuer
Name of issuer: TMD Energy Ltd
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara, No. 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Wilayah Persekutuan, West Malaysia, Kuala Lumpur, Malaysia

## Item 2. Person Filing
Name of person filing: Yong Sing Goo
Address of principal business office or, if none, residence: No. 37, Jalan Raja Omar, 86000 Kluang, Johor, Malaysia
Citizenship: Malaysia

## Item 4. Ownership
Amount beneficially owned: 1,297,477
Percent of class: 5.506
Sole power to vote or to direct the vote: 1,297,477
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,297,477
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yong Sing Goo: /s/ Yong Sing Goo, Yong Sing Goo (07/17/2026)